Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 16, 2007

iPath BuyWrite BDA Pre-Launch Email

Subject line: iPathSM CBOE S&P 500 BuyWrite IndexSM ETN launching soon

[Name or greeting]

Barclays is pleased to announce the latest addition to the iPathSM Exchange Traded Note (ETN) family. The iPathSM CBOE S&P 500 BuyWrite IndexSM ETN is expected to begin trading on the American Stock Exchange (AMEX) on or around May 23rd. Barclays has applied to list the ETN on the AMEX under the symbol “BWV.”

The iPathSM CBOE S&P 500 BuyWrite IndexSM ETN is designed to offer investors exposure to a hypothetical “buy-write”, or “covered call”, strategy on the S&P 500® Index. Historically, the CBOE S&P 500 BuyWrite Index has generated comparable returns to the S&P 500® Index but with two-thirds the risk1. This strategy can help reduce volatility in an investor’s stock portfolio by providing premium income from written call options that can, to a limited extent, offset losses from downside market performance in the equity portfolio on which the options are sold.

Like all iPath ETNs, the iPathSM CBOE S&P 500 BuyWrite IndexSM ETN offers the following advantages:

•	Transparency
•	Cost efficiency
•	Tax efficiency

Get the term sheet, preliminary pricing supplement and accompanying prospectus supplement and prospectus for the iPathSM CBOE S&P 500 BuyWrite IndexSM ETN. If you have any questions, please call us at 1-877-76-iPATH.

I would welcome the opportunity to discuss this new iPath ETN with you.

Best regards,

[Name]

Barclays Global Investors Services

1 Source: Callan Associates Inc. “An Historical Evaluation of CBOE S&P 500 BuyWrite Index Strategy”. “The compound annual return of the BXM Index from June 1, 1988 to August 31, 2006 is 11.77 percent, compared to 11.67 percent for the S&P 500. The BXM returns were generated with a standard deviation of 9.29%, two-thirds of the 13.89% volatility of the S&P.” Historical performance is not indicative of future results. We make no representation as to the reasonableness of the assumptions made in or the accuracy or completeness of this study.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

Barclays Bank PLC and its affiliates, including BGINA and its affiliates, and BCI and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P or CBOE and S&P and CBOE make no representation regarding the advisability of investing in the Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4490-iP-0507

· NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE